Exhibit 99.1

ASUR ANNOUNCES 3Q24 RESULTS

Total Revenue and EBITDA Increased YoY by 18% and 12%, Respectively
Despite 2% Decrease in Passenger Traffic

Mexico City, October 22, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and nine-month periods ended September 30, 2024.

3Q24 Highlights1

•	Total passenger traffic declined 2.1% year-over-year (“YoY”). By country of operations, passenger traffic presented the following YoY variations:

•	Mexico: declined 10.1%, reflecting decreases of 12.6% in international traffic and 8.0% in domestic traffic.

•	Puerto Rico (Aerostar): increased 4.6%, driven by growth of 2.5% and 20.7% in domestic and international traffic, respectively.

•	Colombia (Airplan): increased 15.5%, resulting from increases of 22.5% in international traffic and 13.6% in domestic traffic.

•	Revenues increased 18.1% YoY to Ps.7,483.3 million. Excluding construction services, revenues increased 14.1% during the period.

•	Consolidated revenues per Passenger increased 7.2% to Ps.124.9.

•	Consolidated EBITDA increased 12.0% YoY to Ps.4,700.4 million.

Table 1: Financial and Operating Highlights[1]

	Third Quarter		% Chg.
	2023	2024
Financial Highlights
Total Revenue	6,338,851	7,483,293	18.1
Mexico	4,598,604	5,386,401	17.1
San Juan	1,061,755	1,215,566	14.5
Colombia	678,492	881,326	29.9
Commercial Revenues per PAX	116.5	124.9	7.2
Mexico	135.9	149.0	9.6
San Juan	139.2	152.4	9.5
Colombia	43.4	52.0	19.8
EBITDA	4,198,452	4,700,373	12.0
Net Income	2,807,143	3,474,554	23.8
Majority Net Income	2,709,532	3,381,190	24.8
Earnings per Share (in pesos)	9.0318	11.2706	24.8
Earnings per ADS (in US$)	4.5977	5.7374	24.8
Capex	367,356	1,042,400	183.8
Cash & Cash Equivalents	16,917,191	18,483,601	9.3
Net Debt	(4,530,686)	(5,853,192)	29.2
Net Debt/ LTM EBITDA	(0.3)	(0.3)	18.3
Operational Highlights
Passenger Traffic
Mexico	10,710,221	9,624,910	(10.1)
San Juan	3,171,077	3,316,577	4.6
Colombia	3,736,301	4,314,938	15.5

•	Adjusted EBITDA Margin (excluding IFRIC12) decreased to 68.3% from 69.6% in 3Q23.

•	Cash position of Ps.18,483.6 million at quarter-end with Debt to LTM Adjusted EBITDA at negative 0.3x.

3Q24 Earnings Call

Day: Wednesday, October 23, 2024, at 10:00 AM ET; 8:00 AM Mexico City time

Dial-in: 1-877-407-4018 (Toll-Free); 1-201-689-8471 (International)

Access Code: 13749410

Replay: Replay: Wednesday, October 23, 2024, at 2:00 PM ET, ending at 11:59 PM ET on Wednesday, October 30, 2024. Dial-in number: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International). Access Code: 13749410

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and nine-month periods ended September 30, 2024, and the equivalent three- and nine-month periods ended September 30, 2023. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.6440 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP. 213.06200 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.-

ASUR 3Q24 Page 1 of 24

Passenger Traffic

ASUR's total passenger traffic increased 2.1% YoY to 17.2 million in 3Q24.

In Mexico, total passenger traffic declined 10.1% YoY to 9.6 million in 3Q24, driven by decreases of 12.6% in international traffic and 8.0% in domestic traffic.

In Puerto Rico, total passenger traffic increased 4.6% YoY to 3.3 million in 3Q24, mainly driven by increases of 2.5% in domestic traffic and 20.7% in international traffic.

Total passenger traffic in Colombia for 3Q24 increased 15.5% YoY to 4.3 million passengers, driven by growth of 22.5% and 13.6% in domestic and international traffic, respectively.

On page 19 of this report, you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total México	10,710,221	9,624,910	(10.1)	32,481,343	31,314,960	(3.6)
- Cancun	7,978,078	6,875,035	(13.8)	24,616,642	23,113,585	(6.1)
- 8 Other Airports	2,732,143	2,749,875	0.6	7,864,701	8,201,375	4.3
Domestic Traffic	5,710,008	5,255,435	(8.0)	15,759,432	14,767,525	(6.3)
- Cancun	3,250,730	2,789,025	(14.2)	8,853,792	7,653,937	(13.6)
- 8 Other Airports	2,459,278	2,466,410	0.3	6,905,640	7,113,588	3.0
International Traffic	5,000,213	4,369,475	(12.6)	16,721,911	16,547,435	(1.0)
- Cancun	4,727,348	4,086,010	(13.6)	15,762,850	15,459,648	(1.9)
- 8 Other Airports	272,865	283,465	3.9	959,061	1,087,787	13.4
Total San Juan, Puerto Rico	3,171,077	3,316,577	4.6	9,276,974	10,047,837	8.3
Domestic Traffic	2,811,581	2,882,815	2.5	8,304,336	8,891,739	7.1
International Traffic	359,496	433,762	20.7	972,638	1,156,098	18.9
Total Colombia	3,736,301	4,314,938	15.5	11,011,229	12,218,181	11.0
Domestic Traffic	2,950,844	3,352,638	13.6	8,850,024	9,551,303	7.9
International Traffic	785,457	962,300	22.5	2,161,205	2,666,878	23.4
Total Traffic	17,617,599	17,256,425	(2.1)	52,769,546	53,580,978	1.5
Domestic Traffic	11,472,433	11,490,888	0.2	32,913,792	33,210,567	0.9
International Traffic	6,145,166	5,765,537	(6.2)	19,855,754	20,370,411	2.6
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: % YoY Change in Passenger Traffic 2024 & 2023

Region	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Total
Mexico	2.6%	5.7%	3.4%	(5.6%)	(3.0%)	(5.5%)	(11.1%)	(10.7%)	(8.1%)	(3.6%)
Domestic Traffic	(2.2%)	(1.3%)	(6.8%)	(10.7%)	(4.6%)	(5.7%)	(9.4%)	(9.1%)	(4.9%)	(6.3%)
International Traffic	6.3%	10.9%	11.1%	(1.0%)	(1.3%)	(5.2%)	(12.7%)	(12.6%)	(12.4%)	(1.0%)
Puerto Rico	8.2%	12.6%	16.0%	9.4%	4.3%	11.6%	10.5%	1.6%	(0.8%)	8.3%
Domestic Traffic	6.7%	12.0%	14.9%	9.4%	3.1%	10.9%	9.5%	(0.7%)	(3.9%)	7.1%
International Traffic	23.1%	17.9%	27.1%	9.2%	15.4%	16.1%	17.4%	21.6%	26.0%	18.9%
Colombia	(10.1%)	(3.4%)	9.4%	17.9%	20.2%	24.5%	15.4%	16.3%	14.7%	11.0%
Domestic Traffic	(14.1%)	(7.8%)	3.6%	16.2%	17.8%	22.3%	12.3%	14.1%	14.5%	7.9%
International Traffic	6.6%	16.9%	37.7%	25.3%	30.1%	33.1%	26.9%	24.8%	15.2%	23.4%
Total	0.5%	4.8%	6.6%	1.3%	3.1%	3.8%	(1.7%)	(2.8%)	(1.5%)	1.5%
Domestic Traffic	(3.7%)	(0.1%)	1.6%	0.9%	3.1%	6.0%	1.0%	(1.2%)	0.7%	0.9%
International Traffic	6.9%	11.7%	13.9%	1.9%	3.0%	0.2%	(6.4%)	(5.9%)	(6.3%)	2.6%

ASUR 3Q24 Page 2 of 24

Review of Consolidated Results

Table 4: Summary of Consolidated Results

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Revenues	6,338,851	7,483,293	18.1	18,944,703	22,312,210	17.8
Aeronautical Services	3,790,689	4,527,080	19.4	11,379,083	13,784,659	21.1
Non-Aeronautical Services	2,242,504	2,355,422	5.0	6,979,094	7,370,287	5.6
Total Revenues Excluding Construction Revenues	6,033,193	6,882,502	14.1	18,358,177	21,154,946	15.2
Construction Revenues	305,658	600,791	96.6	586,526	1,157,264	97.3
Total Operating Costs & Expenses	2,660,317	3,386,119	27.3	7,348,441	9,292,889	26.5
Other Revenues
Operating Profit	3,678,534	4,097,174	11.4	11,596,262	13,019,321	12.3
Operating Margin	58.0%	54.8%	(328 bps)	61.2%	58.4%	(286 bps)
Adjusted Operating Margin [1]	61.0%	59.5%	(144 bps)	63.2%	61.5%	(162 bps)
EBITDA	4,198,452	4,700,373	12.0	12,889,160	14,733,187	14.3
EBITDA Margin	66.2%	62.8%	(342 bps)	68.0%	66.0%	(200 bps)
Adjusted EBITDA Margin [2]	69.6%	68.3%	(129 bps)	70.2%	69.6%	(57 bps)
Net income	2,807,143	3,474,554	23.8	8,058,801	10,440,721	29.6
Net income majority	2,709,532	3,381,190	24.8	7,666,605	10,136,848	32.2
Earnings per Share	9.0318	11.2706	24.8	25.5554	33.7895	32.2
Earnings per ADS in US$	4.5977	5.7374	24.8	13.0092	17.2009	32.2

Total Commercial Revenues per Passenger [3]	116.5	124.9	7.2	120.7	125.9	4.3
Commercial Revenues	2,077,280	2,180,190	5.0	6,440,921	6,810,464	5.7
Commercial Revenues from Direct Operations per Passenger [4]	21.0	21.1	0.3	22.8	22.3	(2.1)
Commercial Revenues Excl. Direct Operations per Passenger	95.4	103.8	8.8	97.9	103.6	5.8

1 Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.
2 Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.
3 Passenger figures include transit and general aviation passengers Mexico, Puerto Rico and Colombia.
4 Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues increased 18.1% YoY, or Ps.1,444.4 million, to Ps.7,483.3 million, mainly due to the following increases:

•	96.6%, or Ps.295.1 million, YoY increase in construction services revenues to Ps.600.8 million, principally in Mexico,
•	19.4%, or Ps.736.4 million in aeronautical services revenues to Ps.4,527.1 million. Mexico contributed Ps.3,321.1 million, while Puerto Rico and Colombia accounted for Ps.557.8 million and Ps.648.2 million, respectively; and
•	5.0%, or Ps.112.9 million non-aeronautical services revenues to Ps.2,355.4 million. Mexico contributed Ps.1,615.3 million, while Puerto Rico and Colombia accounted for Ps.508.2 million and Ps.231.9 million, respectively.

Excluding Revenues from Construction Services, for which an equivalent expense is recorded under IFRS accounting standards, total revenues would have increased 14.1% YoY to Ps.6,882.5 million.

Excluding revenues from construction services, Mexico represented 71.1% of ASUR´s total revenues in 3Q24, while Puerto Rico and Colombia accounted for 15.5% and 12.8%, respectively.

Commercial Revenues in 3Q24 increased 5.0% YoY to Ps.2,180.2 million. Commercial revenue growth was driven by revenue increase of 14.5% to Ps.505.4 million in Puerto Rico, 38.1% to Ps.231.9 million in Colombia and a decrease of 1.7% to Ps.1,442.9 million in Mexico.

ASUR 3Q24 Page 3 of 24

Commercial Revenues per Passenger increased 7.2% YoY to Ps.124.9 in 3Q24, from Ps.116.5 in 3Q23.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 27.3% YoY, or Ps.725.8 million, to Ps.3,386.1 million in 3Q24.

Excluding construction costs, operating costs and expenses increased 18.3%, or Ps.430.7 million, due to the following factors:

•	Mexico: increased 14.8%, or Ps.206.6 million, mainly due to higher costs in connection to personnel, concession fees, security and cleaning services, and maintenance and conservation, insurance and surety bonds, and professional fees.

•	Puerto Rico: increased 20.4%, or Ps.122.3 million, mainly due to a foreign exchange gain related to the Mexican peso depreciation against the US dollar and the increase in personnel costs, electricity, insurance and surety bonds, licenses, security and cleaning services, concession fees and depreciation and amortization.

•	Colombia: increased 28.2%, or Ps.101.7 million, mainly due to increases in maintenance and conservation, personnel costs, taxes and duties, security and cleaning services, insurance and surety bonds, concession fees, energy costs and depreciation and amortization, and professional fees.

Cost of Services increased 15.0%, or Ps.181.0 million, YoY mainly due to increases in personnel costs, surveillance and cleaning services, maintenance and conservation, professional fees, licenses, insurance and bonds, electric energy, and taxes and duties.

Construction Costs increased 96.6% YoY, or Ps.295.1 million. This was mainly driven by a YoY increases of 143.7%, or Ps.265.3 million, in construction costs in Mexico, and 26.1%, or Ps.30.9 million, in Puerto Rico, and 48.0%, or Ps.1.1 million, in construction costs in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 22.2% YoY.

Consolidated Technical Assistance Costs decreased by 46.1% YoY, as the technical assistance fee in Mexico decreased from 5% to 2.5% as of January 1, 2024.

Concession Fees increased 71.4% YoY, on a consolidated basis, principally due to increases of 108.7% in Mexico due to an increase in the concession fee from 5% to 9% as of January 1, 2024, together with increases of 32.7% in Colombia and 14.0% in Puerto Rico as a result of higher regulated and unregulated revenues.

Depreciation and Amortization increased 15.7% YoY, or Ps.81.6 million, principally due to an increase of 13.1%, or Ps.34.4 million in Mexico, 13.7%, or Ps.13.1 million in Colombia and 21.2%, or Ps.34.1 million, in Puerto Rico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.4,097.2 million in 3Q24, with an operating margin of 54.8%, compared to Ps.3,678.5 million and an operating margin of 58.0% in 3Q23.

Adjusted Operating Margin was 59.5% in 3Q24 compared to 61.0% in 3Q23. Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, which is calculated as operating profit or loss divided by total revenue minus revenue from construction services.

EBITDA increased 12.0%, or Ps.501.9 million, to Ps.4,700.4 million in 3Q24, from Ps.4,198.4 million in 3Q23. By country of operations, EBITDA increased by 10.7%, or Ps.351.9 million to Ps.3,635.5 million in Mexico, and 6.9%, or Ps.34.7 million, to Ps.538.3 million in Puerto Rico and 28.0%, or Ps.115.3 million, to Ps.526.6 million in Colombia.

Consolidated EBITDA margin in 3Q24 was 62.8% compared to 66.2% in 3Q23.

ASUR 3Q24 Page 4 of 24

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 68.3% in 3Q24, compared to 69.6% in 3Q23.

Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Interest Income	294,770	483,133	63.9	856,500	1,264,930	47.7
Interest Expense	(278,445)	(230,360)	(17.3)	(866,115)	(591,859)	(31.7)
Foreign Exchange Gain (Loss), Net	126,702	653,700	415.9	(705,190)	1,399,298	n/a
Total	143,027	906,473	533.8	(714,805)	2,072,369	n/a

In 3Q24 ASUR reported a Ps.906.5 million Consolidated Comprehensive Financing Gain, compared to a Ps.143.0 million gain in 3Q23. This variation is mainly attributed to a foreign exchange gain of Ps.653.7 million in 3Q24 compared to a foreign exchange gain of Ps.126.7 million in 3Q23.

The foreign exchange gain in 3Q24 resulted from the 7.6% quarter-end depreciation of the Mexican peso against the U.S. dollar on a U.S. dollar net asset position (3.7% average depreciation) during the covered period. The foreign exchange gain in 3Q23 resulted from the 1.6% quarter-end depreciation of the Mexican peso against the U.S. dollar on a U.S. dollar net asset position (0.5% average appreciation) during the covered period.

Interest income increased 63.9%, or Ps.188.4 million reflecting a higher cash balance position, while interest expenses declined 17.3%, or Ps.48.1 million resulting from principal payments made in connection to indebtedness incurred in Mexico and Puerto Rico, and the Ps.10.3 million the amortization of the bank facility in Colombia.

Income Taxes

Income Taxes for 3Q24 increased Ps.520.0 million YoY, principally due to the following variations:

•	A Ps.398.7 million increase in income taxes, mainly due to a higher taxable income base in Mexico and Colombia.

•	A Ps.121.2 million increase in deferred income taxes, mainly in Mexico, resulting from the initial recognition of deferred income tax on untaxed accumulated profits from investments in Puerto Rico and Colombia.

Net Majority Income

During 3Q24, ASUR reported a Net Majority Income of Ps.3,381.2 million, an increase from the Ps.2,709.5 million net majority income in 3Q23. This resulted in earnings per common share in 3Q24 of Ps.11.2706, or earnings per ADS of US$ 5.7374 (one ADS represents ten (10) series B common shares), compared to earnings per share of Ps.9.0318, or earnings per ADS of US$4.5977 in 3Q23.

Net Income

ASUR reported Net Income of Ps.3,474.5 million in 3Q24, an increase of 23.8%, or Ps.667.4.0 million, from Ps.2,807.1 million in 3Q23.

Consolidated Financial Position

Airport concessions represented 67.2% of ASUR´s total assets as of September 30, 2024, with current assets representing 30.3% and other assets 2.5%.

ASUR 3Q24 Page 5 of 24

As of September 30, 2024, cash and cash equivalents amounted to Ps.18,483.6 million, a 33.2% increase from Ps.13,872.9 million as of December 31 2023. Cash and cash equivalents in México, Colombia and Puerto Rico amounted to Ps.13,379.2 million, Ps.2,900.5 million and Ps.2,203.9 million, respectively.

As of September 30, 2024, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,090.3 million, (ii) goodwill of Ps.938.5 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.509.0 million, and (iv) a minority interest of Ps.5,054.3 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2024: (i) the recognition of a net intangible asset of Ps.828.6 million, (ii) goodwill of Ps.1,541.0 million, (iii) deferred taxes of Ps.255.4 million, and (iv) a Ps.98.8 million recognition of bank loans at fair value.

As of September 30, 2024, Stockholders’ equity was Ps.57,896.0 million and total liabilities were Ps.20,534.2 million, representing 73.8% and 26.2% of ASUR’s total assets, respectively. Deferred liabilities represented 18.1% of ASUR’s total liabilities.

As of September 30, 2024, Total Debt increased by 3.3% to Ps.12,630.4 million from Ps. 12,224.8 million as of December 31, 2023, mainly reflecting: (i) the FX conversion impact of the Mexican peso depreciation against the U.S. dollar and the Colombian peso, and (ii) payment of principal amounts of outstanding debt of Ps.127.0 million in Puerto Rico.

As of September 30, 2024, 19.2% of ASUR’s Total Debt was denominated in Mexican pesos, 77.5% in U.S. Dollars (incurred by Aerostar in Puerto Rico) and 3.3% in Colombian pesos (debt incurred by Airplan in Colombia).

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through March 22, 2035. All long-term debt is collateralized by Aerostar’s assets.

On November 15, 2023, Aerostar renewed the US$20.0 million revolving credit facility with Banco Popular de Puerto Rico, with a maturity date of December 29, 2026. As of June 30, 2024, no credit line has been drawn under this facility.

In April 2023, Banco Popular transferred to the Bank of Bogotá its interests under the syndicated loan entered into with Airplan by issuing promissory notes under the same terms and conditions than the original loan.

In July 2024, ASUR restructured its line of credit with BBVA Mexico so that the principal amount owed under this facility be paid on the maturity date on July 11, 2029. The annual interest rate is equivalent to the 28-day TIIE rate plus an applicable margin of 1.35 points.

LTM Net Debt-to-LTM EBITDA stood at negative 0.3x as of September 30, 2024, while the Interest Coverage Ratio was 12.1x. This compared to LTM Net Debt-to-LTM EBITDA of negative 0.3x and an Interest Coverage Ratio of 11.4x as of September 30, 2023, respectively.

Table 6: Consolidated Debt Indicators

	September 30, 2023	December 31, 2023	September 30, 2024
Apalancamiento
Total Debt/ LTM EBITDA (Times) [1]	0.7	0.7	0.7
Total Net Debt/ LTM EBITDA (Times) [2]	(0.3)	(0.3)	(0.3)
Interest Coverage Ratio [3]	11.4	11.4	12.1
Total Debt	12,386,505	12,224,770	12,630,409
Short-term Debt	1,117,461	1,233,639	969,613
Long-term Debt	11,269,044	10,991,131	11,660,796
Cash & Cash Equivalents	16,917,191	13,872,897	18,483,601
Total Net Debt [4]	(4,530,686)	(1,648,127)	(5,853,192)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by EBITDA.
[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.
[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents.

ASUR 3Q24 Page 6 of 24

Table 7: Consolidated Debt (million)

	Aerostar Dls			Cancun Airport M´Mxp $		Airplan M Col Ps
Original Amount	350´M	200´M	50´M	BBVA 2,000	Santander 2,650	Syindicated Loan 440,000
Interest Rate	5.75%	4.92%	6.75%	TIIE + 1.35 pp	TIIE +1.50 pp	DTF + 4.00pp
Principal Balance as of September 30, 2024	264.8	200.0	42.0	1,750.0	675.0	67,897.2
2024	-	-	-	-	-	-
2025	13.6	-	-	-	675.0	-
2026	15.0	-	-	-	-	30,499.7
2027	16.6	-	-	-	-	37,397.5
2028	16.2	-	-	-	-	-
2029	17.3	-	-	1,750.0	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

The loans from Mexico were made in October 2017, with Bancomer and Santander. The bonds from Puerto Rico were issued in March 2013 and June 2015 (in May 2022 the maturity date was modified to 2035). The syndicated loan from Colombia was obtained in June 2015, with a grace period of three years. In April 2022, Airplan made capital payments for Cop. 100,000 million, and its next principal payment is due in September 2026. In July 2022, Aerostar issued senior secured notes for US$200,000 million due March 22, 2035. On November 30, 2022, March 29, 2023, and September 29, 2023 Cancun Airport prepaid Ps.650 million, Ps.662.5 million and Ps.662.5 million of the loan with Santander, respectively. Cancún Airport made capital payments of Ps.50 million of the BBVA loan on each of the following dates: April 14, 2023, July 14, 2023, October 13, 2023, January 15, 2024 and 15 April 2024.

*Expressed in the original currency of each loan.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 3Q24 with a solid financial position, with cash and cash equivalents totaling Ps.18,483.6 million and Ps.12,630.4 million in Total Debt.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position as of September 30, 2024
Figures in thousands of Mexican Pesos
Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal Payments (Oct – Dec 2024)

Mexico	13,379,191	2,422,232	684,881	1,737,351	0
Puerto Rico	2,203,881	9,788,372	282,420	9,505,952	0
Colombia	2,900,529	419,805	2,312	417,493	0
Total	18,483,601	12,630,409	969,613	11,660,796	-

Table 9: Debt Maturity Profile as of September 30, 2024
Figures in thousands of Mexican Pesos
Region of Operation	2024	2025	2026	2027/2035
Mexico	0	675,000	0	1,750,000
Puerto Rico	0	267,198	294,538	9,392,857
Colombia	0	0	143,151	175,525
Total	-	942,198	437,689	11,318,383
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.19.644 = US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP.213.06 = Ps.1.00
Note: Figures only reflect principal payments.

ASUR 3Q24 Page 7 of 24

Table 10: Debt Ratios at June 30, 2024
LTM EBITDA and interest expense figures in thousands of Mexican Pesos
Region	LTM EBITDA	LTM Interest Expenses	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	15,066,374	320,485	47.0	3.0
Puerto Rico [2]	1,539,877	804,294	1.9	1.1
Colombia [3]	1,419,596	360,839	3.9	1.2
Total	18,025,847	1,485,618	12.1
[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.
[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.5 billion and LTM Debt Service was Ps.804.3 million.
[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.4 billion million and Debt Service was Ps.360.8 million.

Accounts Receivables

Accounts receivables increased 26.3% YoY in 3Q24, mainly driven by increased activity in Mexico and Colombia.

On February 28 and March 29, 2023, Viva Colombia and Ultra Air in Colombia suspended operations. At the end of 3Q24, these two companies owed ASUR Ps.15.2 million and Ps.10.6 million, respectively and such amounts have been provisioned.

Table 11: Accounts Receivables at September 30, 2024
Figures in thousands of Mexican Pesos
Region	3Q23	3Q24	% Chg.
Mexico	1,648,195	2,031,717	23.3
Puerto Rico	32,188	78,128	142.7
Colombia	77,345	110,624	43.0
Total	1,757,728	2,220,469	26.3
Note: Net of allowance for bad debts.

Capital Expenditures

During 3Q24 ASUR made capital expenditures of Ps.1,042.4 million. Of this amount, Ps.876.7 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.164.5 million were invested by Aerostar in Puerto Rico and Ps.1.2 million were invested by Airplan in Colombia.

This compared to Ps.367.4 million invested in 3Q23, of which Ps.235.6 million were invested in Mexico, Ps.129.7 million in Puerto Rico and Ps.2.1 million in Colombia.

On an accumulated basis, ASUR made capital expenses for a total of Ps.1,861.8 million in 9M24, of which Ps.1,445.5 million were allocated to its Mexican airports, Ps.410.6 million invested by Aerostar in Puerto Rico and Ps.6.6 million invested by Airplan in Colombia.

This compares to a total of Ps.663.3 million invested in 9M23, of which Ps.387.1 million were allocated to its Mexican airports, Ps.267.3 million in Puerto Rico and Ps.8.9 million in Colombia.

ASUR 3Q24 Page 8 of 24

Review of Mexico Operations

Table 12: Mexico Revenues & Commercial Revenues Per Passenger

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Passenger	10,800	9,682	(10.4)	32,699	31,486	(3.7)

Total Revenues	4,598,604	5,386,401	17.1	13,914,883	16,461,179	18.3
Aeronautical Services	2,783,132	3,321,058	19.3	8,415,113	10,420,313	23.8
Non-Aeronautical Services	1,630,781	1,615,332	(0.9)	5,157,806	5,256,423	1.9
Construction Revenues	184,691	450,011	143.7	341,964	784,443	129.4
Total Revenues Excluding Construction Revenues	4,413,913	4,936,390	11.8	13,572,919	15,676,736	15.5

Total Commercial Revenues	1,468,051	1,442,905	(1.7)	4,629,062	4,705,227	1.6
Commercial Revenues from Direct Operations	272,072	256,292	(5.8)	903,593	877,082	(2.9)
Commercial Revenues Excluding Direct Operations	1,195,979	1,186,613	(0.8)	3,725,469	3,828,145	2.8

Total Commercial Revenues per Passenger	135.9	149.0	9.6	141.6	149.4	5.6
Commercial Revenues from Direct Operations per Passenger [1]	25.2	26.5	5.1	27.6	27.9	0.8
Commercial Revenues Excl. Direct Operations per Passenger	110.7	122.6	10.7	113.9	121.6	6.7

For the purposes of this table, approximately 90.1 and 57.5 thousand transit and general aviation passengers are included in 3Q23 and 3Q24 respectively, while 217.6 and 170.9 thousand transit and general aviation passengers are included in 9M23 and 9M24.
[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 17.1% YoY to Ps.5,386.4 million, mainly reflecting the new terms of the Master Development Plan published on December 13, 2023, and effectively starting on January 1, 2024.

Excluding construction, revenues increased 11.8% YoY, mainly due to increases of 19.3% in revenues from aeronautical services and 0.9% in revenues from non-aeronautical services.

Commercial Revenues decreased by 1.7% YoY, as shown in Table 12, mainly due to the 10.4% decline in passenger traffic.

Commercial Revenues per Passenger for 3Q24 increased to Ps.149.0 from Ps.135.9 in 3Q23.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 18 new commercial spaces, 8 at Merida, 2 each at Huatulco, Tapachula, and Veracruz airports, and 1 each at Oaxaca, Cozumel, Minatitlan, and Villahermosa airports. More details of these openings can be found on page 20 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since September 30,2023

Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q24	9M24
Advertising	21.1%	15.5%	8 Others airports
Car parking	11.3%	8.2%	Retail	2
Teleservices	4.7%	(11.7%)	Banks and foreign exchange	1
Car rental	2.3%	17.3%	Food and Beverage	1
Other Revenues	0.0%	(2.4%)	Car rental	14
Retail	(1.7%)	0.0%	Mexico	18
Ground Transportation	(1.9%)	6.1%
Duty Free	(2.8%)	0.8%
Banks and foreign exchange	(8.2%)	(8.2%)
Food and Beverage	(8.2%)	(2.9%)
Total Commercial Revenues	(1.7%)	1.6%

			[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q24 Page 9 of 24

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Cost of Services	673,343	725,215	7.7	1,986,077	2,158,821	8.7
Administrative	83,647	65,107	(22.2)	237,213	224,879	(5.2)
Technical Assistance	172,423	92,979	(46.1)	537,168	299,573	(44.2)
Concession Fees	200,941	419,309	108.7	612,768	1,310,820	113.9
Depreciation and Amortization	263,291	297,654	13.1	780,972	881,426	12.9
Operating Costs and Expenses Excluding Construction Costs	1,393,645	1,600,264	14.8	4,154,198	4,875,519	17.4
Construction Costs	184,691	450,011	143.7	341,964	784,443	129.4
Total Operating Costs & Expenses	1,578,336	2,050,275	29.9	4,496,162	5,659,962	25.9

Total Mexico Operating Costs and Expenses increased 29.9% YoY, or Ps.471.9 million. Excluding construction costs, operating costs and expenses increased 14.8%, or Ps.206.6 million, mainly due to higher concession fees, personnel expenses, professional fees, insurance and surety bond expenses, surveillance and cleaning services, and maintenance and conservation costs.

Cost of Services increased 7.7% YoY, primarily due to higher costs in connection with personnel, surveillance insurance and surety bond expenses, professional fees, surveillance and cleaning services, maintenance, and conservation

Administrative Expenses declined 22.2% YoY.

The Technical Assistance fee declined 46.1% YoY, principally due to the reduction in the technical assistance fees charged by ITA to 2.5% from 5.0% of the EBITDA generated by ASUR´s Mexican operations starting January 1, 2024.

Concession Fees, which include fees paid to the Mexican government, increased by 108.7% YoY, principally due to the increase in the concession fee rate to 9% from 5% starting January 1, 2024 and the increase in the tariff calculation base set forth in the Mexican concession titles.

Depreciation and Amortization increased 13.1% YoY, due to the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Interest Income	192,076	379,449	97.6	593,265	974,746	64.3
Interest Expense	(116,736)	(86,226)	(26.1)	(369,796)	(268,074)	(27.5)
Foreign Exchange Gain (Loss), Net	125,504	653,999	421.1	(705,867)	1,399,721	n/a
Total	200,844	947,222	371.6	(482,398)	2,106,393	n/a

During 3Q24, ASUR’s Mexico operations reported a Ps.947.2 million Comprehensive Financing Gain, compared to a Ps.200.8 million in 3Q23. This was mainly due to a Ps.654.0 million foreign exchange gain reported in 3Q24, resulting from the 7.6% quarter-end depreciation of the Mexican peso against the U.S. dollar on a foreign currency net asset position (3.7% average depreciation). This compared to a Ps.125.5 million foreign exchange gain in 3Q23, resulting from the 1.6% quarter-end depreciation of the Mexican peso during that period against the U.S. dollar on a foreign currency net asset position (0.5% average appreciation).

Interest income increased 97.6% YoY, or Ps.187.4 million, mainly resulting from a higher cash balance, while interest expenses declined 26.1%, or Ps.30.5 million YoY mainly due to principal payments in 2023 and 1H24.

ASUR 3Q24 Page 10 of 24

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA

	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Revenue	4,598,604	5,386,401	17.1	13,914,883	16,461,179	18.3
Total Revenues Excluding Construction Revenues	4,413,913	4,936,390	11.8	13,572,919	15,676,736	15.5
Operating Profit	3,020,268	3,336,126	10.5	9,418,721	10,801,217	14.7
Operating Margin	65.7%	61.9%	(374 bps)	67.7%	65.6%	(207 bps)
Adjusted Operating Margin [1]	68.4%	67.6%	(84 bps)	69.4%	68.9%	(49 bps)
Net Profit [2]	2,339,130	2,931,370	25.3	6,467,395	8,785,776	35.8
EBITDA	3,283,562	3,635,458	10.7	10,199,944	11,684,320	14.6
EBITDA Margin	71.4%	67.5%	(391 bps)	73.3%	71.0%	(232 bps)
Adjusted EBITDA Margin [3]	74.4%	73.6%	(75 bps)	75.1%	74.5%	(62 bps)
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] This result excludes net profit of Ps.167.7 million and Ps.168.5 million from ASUR’s participation of Aerostar in 3Q24 and 3Q23, respectively, and Ps.320.8 million and Ps.237.1 million from ASUR’s participation in Airplan in 3Q24 and 3Q23, respectively.
[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,336.1 million and an Operating Margin of 61.9% in 3Q24. This compared to an Operating Gain of Ps.3,020.3 million and an Operating Margin of 65.7% in 3Q23.

Adjusted Operating Margin for 3Q24 was 67.6% compared with 68.4% in 3Q23. Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues.

EBITDA increased 10.7%, or Ps.351.9 million, to Ps.3,635.4 million in 3Q24, from Ps.3,283.6 million in 3Q23. EBITDA margin in 3Q24 was 67.5% compared to 71.4% in 3Q23.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 73.6% in 3Q24, compared to 74.4% in 3Q23.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of September 30, 2024 totaled Ps.10,771.8 million, with an average tariff per workload unit of Ps.311.3 (December 2023 Mexican pesos), representing approximately 68.7% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

Mexico Capital Expenditures

During 3Q24 ASUR invested Ps.876.7 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.235.6 million in 3Q23. On an accumulated basis, capital investments in Mexican operations totaled Ps.1,444.5 million, compared to Ps.387.1 million in 3Q23.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three and nine-month periods ended September 30, 2023 and 2024.

As of September 30, 2024, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of

ASUR 3Q24 Page 11 of 24

Ps.5,090.3 million, (ii) goodwill of Ps.938.5 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.509.0 million, and (iv) a minority interest of Ps.5,054.3 million in stockholders' equity.

Puerto Rico Revenues & Commercial Revenues Per Passenger
Figures in thousands of Mexican Pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Passenger	3,171	3,317	4.6	9,277	10,048	8.3

Total Revenues	1,061,755	1,215,566	14.5	3,109,314	3,431,728	10.4
Aeronautical Services	499,347	557,791	11.7	1,536,581	1,578,686	2.7
Non-Aeronautical Services	443,749	508,195	14.5	1,337,269	1,486,485	11.2
Construction Revenues	118,659	149,580	26.1	235,464	366,557	55.7
Total Revenues Excluding Construction Revenues	943,096	1,065,986	13.0	2,873,850	3,065,171	6.7

Total Commercial Revenues	441,319	505,390	14.5	1,330,333	1,478,828	11.2
Commercial Revenues from Direct Operations	103,267	112,133	8.6	312,778	330,182	5.6
Commercial Revenues Excluding Direct Operations	338,052	393,257	16.3	1,017,555	1,148,646	12.9

Total Commercial Revenues per Passenger	139.2	152.4	9.5	143.4	147.2	2.6
Commercial Revenues from Direct Operations per Passenger [1]	32.6	33.8	3.8	33.7	32.9	(2.6)
Commercial Revenues Excl. Direct Operations per Passenger	106.6	118.6	11.2	109.7	114.3	4.2
Figures in pesos at the average exchange rate Ps. 18.9265 = US. 1.00 for 3Q24 and for 9M24 the figures in pesos at the exchange rate of Ps.17.7221 = USD1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues increased 14.5% YoY to Ps.1,215.6 million in 3Q24.

Excluding construction services, revenues increased by 13.0% YoY, mainly due to increases of 14.5% in revenues from non-aeronautical services and 11.7% in revenues from aeronautical services.

Commercial Revenues per Passenger were Ps.152.4 in 3Q24, compared to Ps.139.2 in 3Q23.

Five commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and others.

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2023

Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q24	3M24
Ground Transportation	44.8%	29.5%	Food and beverage	2
Others revenues	30.3%	15.0%	Retail	3
Duty Free	18.4%	3.4%	Total Commercial space	5
Food and beverage	17.0%	19.5%
Advertising	16.5%	9.3%
Car rentals	15.8%	14.5%
Banks and foreign exchange	14.8%	2.9%
Car parking	11.6%	6.6%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Retail	10.0%	6.6%
Total Commercial Revenues	14.5%	11.2%

ASUR 3Q24 Page 12 of 24

Puerto Rico Costs & Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Cost of Services	394,542	476,392	20.7	926,222	1,310,161	41.5
Concession Fees	44,992	51,312	14.0	137,758	146,739	6.5
Depreciation and Amortization	160,668	194,800	21.2	489,736	523,066	6.8
Operating Costs and Expenses Excluding Construction Costs	600,202	722,504	20.4	1,553,716	1,979,966	27.4
Construction Costs	118,659	149,580	26.1	235,464	366,557	55.7
Total Operating Costs & Expenses	718,861	872,084	21.3	1,789,180	2,346,523	31.2
Figures in pesos at the average exchange rate Ps. 18.9265 = US. 1.00 for 3Q24 and for 9M24 the figures in pesos at the exchange rate of Ps.17.7221 = USD1.00

Total Operating Costs and Expenses for 3Q24 in Puerto Rico increased 21.3% YoY to Ps.872.1 million. Construction costs increased 26.1%, to Ps.149.6 million in 3Q24 from Ps.118.6 million in 3Q23.

Excluding construction costs, operating costs and expenses increased 20.4% YoY, or Ps.122.3 million, mainly due to foreign exchange gain from the Mexican peso depreciation against the US dollar, together with increases in personnel and energy costs, insurance and surety bonds, licenses, security costs, concession fees and depreciation and amortization.

Cost of Services increased 20.7%, or Ps.81.8 million in 3Q24, principally reflecting peso devaluation against the US dollar, together with higher personnel and energy costs, insurance and surety bonds, licenses, security services, professional fees, concession fees, and depreciation and amortization.

Concession Fees paid to the Puerto Rican government in 3Q24 increased 14.0% YoY, or Ps.6.3 million.

Depreciation and Amortization increased 21.2% YoY, or Ps.34.1 million, principally reflecting the foreign exchange translation impact.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Interest Income	42,569	39,357	(7.5)	107,497	100,520	(6.5)
Interest Expense	(132,662)	(140,752)	6.1	(418,540)	(399,544)	(4.5)
Total	(90,093)	(101,395)	12.5	(311,043)	(299,024)	(3.9)
Figures in pesos at the average exchange rate Ps. 18.9265 = US. 1.00 for 3Q24 and for 9M24 the figures in pesos at the exchange rate of Ps.17.7221 = USD1.00

During 3Q24, Puerto Rico reported a Ps.101.4 million Comprehensive Financing Loss, compared to a Ps.90.1 million loss in 3Q23, mainly due to principal payments made on Aerostar’s outstanding debt.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes, extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035.

On November 15, 2023, Aerostar extended the maturity date of the US$20 million revolving credit line with Banco Popular de Puerto Rico, now maturing on December 29, 2026. As of September 30, 2024, no amounts have been drawn under this credit line.

All long-term debt is collateralized by Aerostar’s assets.

ASUR 3Q24 Page 13 of 24

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Revenue	1,061,755	1,215,566	14.5	3,109,314	3,431,728	10.4
Total Revenues Excluding Construction Revenues	943,096	1,065,986	13.0	2,873,850	3,065,171	6.7
Other Revenues
Operating Profit	342,894	343,482	0.2	1,320,134	1,085,205	(17.8)
Operating Margin	32.3%	28.3%	(404 bps)	42.5%	31.6%	(1083 bps)
Adjusted Operating Margin[1]	36.4%	32.2%	(414 bps)	45.9%	35.4%	(1053 bps)
Net Income	244,031	233,409	(4.4)	980,491	759,682	(22.5)
EBITDA	503,561	538,280	6.9	1,557,505	1,608,270	3.3
EBITDA Margin	47.4%	44.3%	(314 bps)	50.1%	46.9%	(323 bps)
Adjusted EBITDA Margin[2]	53.4%	50.5%	(290 bps)	54.2%	52.5%	(173 bps)
Figures in pesos at the average exchange rate Ps. 18.9265 = US. 1.00 for 3Q24 and for 9M24 the figures in pesos at the exchange rate of Ps.17.7221 = USD1.00
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit in Puerto Rico increased 0.2% to Ps.343.5 million, resulting in an Operating Margin of 28.3%, compared to an operating profit of Ps.342.9 million and an Operating Margin of 32.3% in 3Q23.

EBITDA increased 6.9% to Ps.538.3 million in 3Q24 from Ps.503.6 million 3Q23. The EBITDA Margin declined to 44.3% in 3Q24 from 47.4% in 3Q23.

Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 50.5% in 3Q24 from 53.4% in 3Q23.

Puerto Rico Capital Expenditures

During 3Q24, capital expenditures totaled Ps.164.5 million, compared to capital expenditures of Ps.129.6 million in 3Q23. On an accumulated basis, total capital expenditures increased to Ps.410.6 million in 9M24, compared to Ps.267.3 million in 9M23.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and nine-month periods ended September 30, 2024 and 2023.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2024: (i) the recognition of a net intangible asset of Ps.828.6 million, (ii) goodwill of Ps.1,541.0 million, (iii) deferred taxes of Ps.255.4 million, and (iv) a Ps.98.8 million recognition of bank loans at fair value.

ASUR 3Q24 Page 14 of 24

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Passengers	3,865	4,459	15.4	11,408	12,563	10.1

Total Revenues	678,492	881,326	29.9	1,920,506	2,419,303	26.0
Aeronautical Services	508,210	648,231	27.6	1,427,389	1,785,660	25.1
Non-Aeronautical Services	167,974	231,895	38.1	484,019	627,379	29.6
Construction Revenues [1]	2,308	1,200	(48.0)	9,098	6,264	(31.1)
Total Revenues Excluding Construction Revenues	676,184	880,126	30.2	1,911,408	2,413,039	26.2

Total Commercial Revenues	167,910	231,895	38.1	481,526	626,409	30.1

Total Commercial Revenues per Passenger	43.4	52.0	19.8	42.2	49.9	18.2
Figures in Mexican pesos at an average exchange rate of COP.216.2288 = Ps.1.00 Mexican pesos for 3Q24 and COP.224.6702 = Ps.1.00 for 9M24.
For the purposes of this table, approximately 128.9 and 144.2 thousand transit and general aviation passengers are included in 3Q23 and 3Q24 while 396.8 and 344.7 thousand transit and general aviation passengers are included in 9M23 and 9M24.

Colombia Revenues

Total Revenues in Colombia increased 29.9% YoY to Ps.881.3 million. Excluding construction services, revenues increased 30.2% YoY, principally reflecting the increase in total passenger traffic during the period.

Commercial Revenue per Passenger was Ps.52.0 compared to Ps.43.3 in 3Q23.

As shown in Table 26, during the past twelve-months a total of 31 new commercial spaces were opened in Colombia: 13 in Rionegro, 9 in Olaya Herrera, 3 each in Montería and Quibdó, 2 in the Service Center and 1 in Corozal. Further details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2023

Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q24	9M24
Duty free	63.3%	47.9%	Food and beverage	6
Retail	29.9%	20.2%	Retail	1
Car rental	(11.2%)	(5.0%)	Banks and foreign exchange	1
Banks and foreign exchange	20.0%	21.5%	Others revenues	23
Advertising	40.3%	53.6%	Total Commercial Spaces	31
Teleservices	(7.5%)	(7.2%)
Ground Transportation	133.5%	1.5%
Food and beverage	43.4%	33.5%
Car parking	24.5%	25.7%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Others revenues	38.6%	30.4%
Total Commercial Revenues	38.1%	30.1%

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Cost of Services	138,489	185,814	34.2	414,730	513,287	23.8
Technical Assistance	126,366	167,677	32.7	364,966	459,155	25.8
Concession Fees	95,957	109,069	13.7	274,305	307,698	12.2
Depreciation and Amortization	360,812	462,560	28.2	1,054,001	1,280,140	21.5
Operating Costs and Expenses Excluding Construction Costs	2,308	1,200	(48.0)	9,098	6,264	(31.1)
Construction Costs	363,120	463,760	27.7	1,063,099	1,286,404	21.0
Total Operating Costs & Expenses	138,489	185,814	34.2	414,730	513,287	23.8
Figures in Mexican pesos at an average exchange rate of COP.216.2288 = Ps.1.00 Mexican pesos for 3Q24 and COP.224.6702 = Ps.1.00 for 9M24.

ASUR 3Q24 Page 15 of 24

Total Operating Costs and Expenses in Colombia increased 27.7% YoY to Ps.463.8 million. Excluding construction costs, operating costs and expenses increased 28.2% YoY to Ps.462.6 million, principally due to increases in maintenance and conservation, personnel, taxes and duties, security and cleaning, professional fees, insurance and surety bond costs, concession fees and energy costs.

Cost of Services increased 34.2% YoY, or Ps.47.3 million, principally resulting from higher maintenance and conservation costs, personnel expenses, professional fees, taxes and duties, as well as security, cleaning, surety bond costs, and energy costs.

Construction Costs decreased by 48.0% YoY, or Ps.1.1 million.

Concession Fees, which include fees paid to the Colombian government, increased 32.7% YoY, principally due to the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 13.7% YoY.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Interest Income	60,125	64,327	7.0	155,738	189,664	21.8
Interest Expense	(29,047)	(3,382)	(88.4)	(77,779)	75,759	n/a
Foreign Exchange Gain (Loss), Net	1,198	(299)	n/a	677	(423)	n/a
Total	32,276	60,646	87.9	78,636	265,000	237.0
Figures in Mexican pesos at an average exchange rate of COP.216.2288 = Ps.1.00 Mexican pesos for 3Q24 and COP.224.6702 = Ps.1.00 for 9M24.

During 3Q24, Colombia reported a Ps.60.6 million Comprehensive Financing Gain, compared to a Ps.32.3 million gain in 3Q23. Interest expenses declined by Ps.25.7 million, mainly due to the payment of the principal amounts due under the COP 100,000 million syndicated loan in April 2024, and a Ps.10.3 million benefit obtained from the amortization of the fair value of the loan originated by the acquisition of the Colombia business. Interest income increased 7.0%, or Ps.4.2 million, reflecting a higher cash position and rates.

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2023	2024		2023	2024
Total Revenues	678,492	881,326	29.9	1,920,506	2,419,303	26.0
Total Revenues Excluding Construction Revenues	676,184	880,126	30.2	1,911,408	2,413,039	26.2
Operating Profit	315,372	417,566	32.4	857,407	1,132,899	32.1
Operating Margin	46.5%	47.4%	90 bps	44.6%	46.8%	218 bps
Adjusted Operating Margin[1]	46.6%	47.4%	80 bps	44.9%	46.9%	209 bps
Net Profit	223,982	309,775	38.3	610,915	895,263	46.5
EBITDA	411,329	526,635	28.0	1,131,711	1,440,597	27.3
EBITDA Margin	60.6%	59.8%	(87 bps)	58.9%	59.5%	62 bps
Adjusted EBITDA Margin[2]	60.8%	59.8%	(99 bps)	59.2%	59.7%	49 bps

Figures in Mexican pesos at an average exchange rate of COP.216.2288 = Ps.1.00 Mexican pesos for 3Q24 and COP.224.6702 = Ps.1.00 for 9M24.
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR's Colombian operations reported an Operating Profit of Ps.417.6 million in 3Q24, compared to Ps.315.4 million in 3Q23. Operating margin was 47.4% in 3Q24, compared to 46.5% in 3Q23. The Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, increased to 47.4% in 3Q24 from 46.6% in 3Q23.

EBITDA in 3Q24 was Ps.536.6 million, resulting in an EBITDA margin of 59.8%. This compared to an EBITDA of Ps.411.3 million and an EBITDA margin of 60.6% in 3Q23.

ASUR 3Q24 Page 16 of 24

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets was 59.8% in 3Q24, compared to 60.8% in 3Q23, principally reflecting the 30.2% YoY increase in revenues while costs increased 28.2%.

Colombia Capital Expenditures

Capital expenditures in Colombia amounted to Ps.1.2 million in 3Q24 compared to Ps.2.1 million in 3Q23. During 9M24 capital expenditures totaled Ps.6.6 million compared to Ps.8.8 million in 9M23.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

During 3Q24, regulated revenues in Colombia amounted to Ps.648.2 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction of, or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance,

ASUR 3Q24 Page 17 of 24

as an alternative to cash flow or as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, Jefferies, JP Morgan, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q24 Page 18 of 24

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Third Quarter		% Chg	Nine - Months		% Chg
		2023	2024		2023	2024
Domestic Traffic		5,710,008	5,255,435	(8.0)	15,759,432	14,767,525	(6.3)
CUN	Cancun	3,250,730	2,789,025	(14.2)	8,853,792	7,653,937	(13.6)
CZM	Cozumel	64,665	64,134	(0.8)	142,592	182,858	28.2
HUX	Huatulco	192,141	183,825	(4.3)	618,438	539,971	(12.7)
MID	Merida	832,876	862,495	3.6	2,445,615	2,461,397	0.6
MTT	Minatitlan	37,573	39,283	4.6	97,285	106,053	9.0
OAX	Oaxaca	410,747	384,293	(6.4)	1,075,145	1,125,579	4.7
TAP	Tapachula	143,588	151,231	5.3	390,730	450,659	15.3
VER	Veracruz	432,639	408,120	(5.7)	1,157,052	1,155,154	(0.2)
VSA	Villahermosa	345,049	373,029	8.1	978,783	1,091,917	11.6
International Traffic		5,000,213	4,369,475	(12.6)	16,721,911	16,547,435	(1.0)
CUN	Cancun	4,727,348	4,086,010	(13.6)	15,762,850	15,459,648	(1.9)
CZM	Cozumel	89,313	67,132	(24.8)	356,914	376,282	5.4
HUX	Huatulco	5,315	5,396	1.5	80,422	105,301	30.9
MID	Mérida	75,123	86,426	15.0	244,222	275,022	12.6
MTT	Minatitlan	2,297	2,239	(2.5)	6,245	5,633	(9.8)
OAX	Oaxaca	60,713	68,515	12.9	162,345	183,913	13.3
TAP	Tapachula	3,758	3,403	(9.4)	13,201	9,853	(25.4)
VER	Veracruz	28,386	42,367	49.3	74,717	106,823	43.0
VSA	Villahermosa	7,960	7,987	0.3	20,995	24,960	18.9
Total Traffic México		10,710,221	9,624,910	(10.1)	32,481,343	31,314,960	(3.6)
CUN	Cancun	7,978,078	6,875,035	(13.8)	24,616,642	23,113,585	(6.1)
CZM	Cozumel	153,978	131,266	(14.8)	499,506	559,140	11.9
HUX	Huatulco	197,456	189,221	(4.2)	698,860	645,272	(7.7)
MID	Merida	907,999	948,921	4.5	2,689,837	2,736,419	1.7
MTT	Minatitlan	39,870	41,522	4.1	103,530	111,686	7.9
OAX	Oaxaca	471,460	452,808	(4.0)	1,237,490	1,309,492	5.8
TAP	Tapachula	147,346	154,634	4.9	403,931	460,512	14.0
VER	Veracruz	461,025	450,487	(2.3)	1,231,769	1,261,977	2.5
VSA	Villahermosa	353,009	381,016	7.9	999,778	1,116,877	11.7

US Passenger Traffic, San Juan Airport (LMM)
		Third Quarter		% Chg	Nine - Months		% Chg
		2023	2024		2023	2024
SJU Total [1]		3,171,077	3,316,577	4.6	9,276,974	10,047,837	8.3
Domestic Traffic		2,811,581	2,882,815	2.5	8,304,336	8,891,739	7.1
International Traffic		359,496	433,762	20.7	972,638	1,156,098	18.9

Colombia, Passenger Traffic Airplan
		Third Quarter		% Chg	Nine - Months		% Chg
		2023	2024		2023	2024
Domestic Traffic		2,950,844	3,352,638	13.6	8,850,024	9,551,303	7.9
MDE	Medellín (Rionegro)	2,163,768	2,545,646	17.6	6,572,034	7,153,886	8.9
EOH	Medellín	339,060	310,736	(8.4)	908,002	909,606	0.2
MTR	Montería	300,592	355,256	18.2	938,411	1,076,651	14.7
APO	Carepa	51,095	44,468	(13.0)	151,936	132,117	(13.0)
UIB	Quibdó	89,866	82,415	(8.3)	261,181	248,976	(4.7)
CZU	Corozal	6,463	14,117	118.4	18,460	30,067	62.9
International Traffic		785,457	962,300	22.5	2,161,205	2,666,878	23.4
MDE	Medellín (Rionegro)	785,457	962,300	22.5	2,161,205	2,666,878	23.4
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		3,736,301	4,314,938	15.5	11,011,229	12,218,181	11.0
MDE	Medellín (Rionegro)	2,949,225	3,507,946	18.9	8,733,239	9,820,764	12.5
EOH	Medellín	339,060	310,736	(8.4)	908,002	909,606	0.2
MTR	Montería	300,592	355,256	18.2	938,411	1,076,651	14.7
APO	Carepa	51,095	44,468	(13.0)	151,936	132,117	(13.0)
UIB	Quibdó	89,866	82,415	(8.3)	261,181	248,976	(4.7)
CZU	Corozal	6,463	14,117	118.4	18,460	30,067	62.9

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 3Q24 Page 19 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces

ASUR Retail and Other Commercial Space Opened since September 30, 2023[1]
Business Name	Type	Opening Date
MEXICO
Cancun

Cozumel
Fleet Car Company Mx	Car Rental	December 2023
Huatulco
LL Mex, SA de CV	Car Rental	April 2024
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
Mérida
Máxima Distinción "EMWA"	Retail	October 2023
Cloe Moda	Retail	October 2023
LL Mex, SA de CV	Car Rental	November 2023
LL Mex, SA de CV	Car Rental	January 2024
Corporativo de la Torre & Zambrano	Car Rental	March 2024
Flee Car Company MX, S.A. DE C.V.(EUROPCAR)	Car Rental	September 2024
BBVA México, S.A.	Banks and foreign exchange	September 2024
Mera Aeropuertos	Food and Beverage	September 2024
Minatitlán
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
Oaxaca
LL Mex, SA de CV	Car Rental	November 2023
Tapchula
LL Mex, SA de CV	Car Rental	April 2024
LL Mex, SA de CV (Terreno)	Car Rental	June 2024
Veracruz
LL Mex, SA de CV	Car Rental	November 2023
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
Villahermosa
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
SAN JUAN, PUERTO RICO
To Go	Food and Beverage	November 2023
Landshark	Food and Beverage	January 2024
Morena Mía	Retail	January 2024
Morena Mía	Retail	February 2024
Morena Mía	Retail	July 2024
COLOMBIA
Rionegro
Taca nternational Airlines S.A. sucursal Colombia	Other Revenues	October 2023
Avianca Ecuador S.A. sucursal Colombia	Other Revenues	October 2023
Avianca Costa Rica S.A. sucursal Colombia	Other Revenues	October 2023
Pasar Express SAS	Other Revenues	November 2023
Aerorepublica S A	Other Revenues	November 2023
Jetsmart Airlines S.A.S.	Other Revenues	November 2023
Local Co S.A.S	Other Revenues	December 2023
Corporación del lago S.A.S.	Food and Beverage	December 2023
Jetsmart Airlines SPA Sucursal	Other Revenues	January 2024
Avior Airlines Colombia C.A.	Other Revenues	May 2024
Avior Airlines Colombia C.A.	Other Revenues	May 2024
Jetsmart Airlines SPA Sucursal	Other Revenues	June 2024
Primeair S.A.	Other Revenues	June 2024
Olaya herrera
Corporación del lago S.A.S.	Food and Beverage	December 2023
Aviation Support & MAaintenance Company S.A.S.	Other Revenues	December 2023
Sociedad Aeronautica de Santander S.A.S.	Other Revenues	January 2024
Helisur S.A.S.	Other Revenues	January 2024
Departamento de Antioquia	Other Revenues	February 2024
Fondo de Valorización del Municipio de Medellín	Other Revenues	February 2024
Central Aerospace S.A.S.	Other Revenues	February 2024
Novaventa S.A.S.	Food and Beverage	May 2024
BBI COLOMBIA S.A.S.	Food and Beverage	August 2024
Montería
Corporación del lago S.A.S	Food and Beverage	December 2023
Sociedad Aeronautica de Integración Tecnica S.A.S.	Other Revenues	February 2024
Grupo Divitae S.A.S.	Food and Beverage	May 2024
Quibdó
Clic AIR S.A.	Other Revenues	October 2023
Late Choco Fabrica Artesanal de Chocolates	Retail	December 2023
Fundación Patrulla Aerea del Choco	Other Revenues	February 2024
Corozal
Moon Flights S.A.S.	Other Revenues	July 2024
Centro de Servicios
Bancolombia S.A.	Banks and foreign exchange	October 2023
Icetex	Other Revenues	December 2023

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q24 Page 20 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	3Q 2023	3Q 2023 Per Workload Unit	3Q 2024	3Q 2024 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,979,947	245.3	2,439,789	350.6	23.2	42.9
Non-Aeronautical Revenues	1,497,050	185.4	1,456,474	209.3	(2.7)	12.9
Construction Services Revenues	47,596	5.9	330,762	47.5	594.9	705.1
Total Revenues	3,524,593	436.6	4,227,025	607.4	19.9	39.1
Operating Profit	2,381,474	295.0	2,399,664	344.9	0.8	16.9
EBITDA	2,552,796	316.2	2,584,524	371.4	1.2	17.5
Merida
Aeronautical Revenues	280,238	287.4	292,302	388.7	4.3	35.2
Non-Aeronautical Revenues	58,292	59.8	65,791	87.5	12.9	46.3
Construction Services Revenues	17,057	17.5	22,526	30.0	32.1	71.4
Other [2]	24	-	25	-	4.2	n/a
Total Revenues	355,611	364.7	380,644	506.2	7.0	38.8
Operating Profit	202,965	208.2	188,973	251.3	(6.9)	20.7
EBITDA	224,326	230.1	224,723	298.8	0.2	29.9
Villahermosa
Aeronautical Revenues	102,924	281.2	121,285	290.9	17.8	3.4
Non-Aeronautical Revenues	18,899	51.6	21,817	52.3	15.4	1.4
Construction Services Revenues	19,789	54.1	9,648	23.1	(51.2)	(57.3)
Other [2]	24	0.1	24	0.1	-	-
Total Revenues	141,636	387.0	152,774	366.4	7.9	(5.3)
Operating Profit	64,620	176.6	77,088	184.9	19.3	4.7
EBITDA	76,616	209.3	89,965	215.7	17.4	3.1
Other Airports [3]
Aeronautical Revenues	420,023	282.1	467,682	135.5	11.3	(52.0)
Non-Aeronautical Revenues	56,540	38.0	71,250	20.6	26.0	(45.8)
Construction Services Revenues	100,249	67.3	87,075	25.2	(13.1)	(62.6)
Other [2]	88	0.1	62	-	(29.5)	(100.0)
Total Revenues	576,900	387.5	626,069	181.3	8.5	(53.2)
Operating Profit	249,378	167.5	278,397	80.6	11.6	(51.9)
EBITDA	307,987	206.8	344,239	99.7	11.8	(51.8)
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	133,091	n/a	398,076	n/a	199.1	n/a
Total Revenues	133,091	n/a	398,076	n/a	199.1	n/a
Operating Profit	121,831	n/a	392,004	n/a	221.8	n/a
EBITDA	121,837	n/a	392,007	n/a	221.7	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(133,226)	n/a	(398,187)	n/a	198.9	n/a
Total Mexico
Aeronautical Revenues	2,783,132	255.3	3,321,058	286.8	19.3	12.3
Non-Aeronautical Revenues	1,630,781	149.6	1,615,332	139.5	(0.9)	(6.8)
Construction Services Revenues	184,691	16.9	450,011	38.9	143.7	130.2
Total Revenues	4,598,604	421.8	5,386,401	465.2	17.1	10.3
Operating Profit	3,020,268	277.0	3,336,126	288.1	10.5	4.0
EBITDA	3,283,562	301.2	3,635,458	314.0	10.7	4.2
San Juan Puerto Rico, US [5]
Aeronautical Revenues	499,347	n/a	557,791	n/a	11.7	n/a
Non-Aeronautical Revenues	443,749	n/a	508,195	n/a	14.5	n/a
Construction Services Revenues	118,659	n/a	149,580	n/a	26.1	n/a
Total Revenues	1,061,755	n/a	1,215,566	n/a	14.5	n/a
Operating Profit	342,894	n/a	343,482	n/a	0.2	n/a
EBITDA	503,561	n/a	538,280	n/a	6.9	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	508,210	n/a	648,231	n/a	27.6	n/a
Non-Aeronautical Revenues	167,974	n/a	231,895	n/a	38.1	n/a
Construction Services Revenues	2,308	n/a	1,200	n/a	(48.0)	n/a
Total Revenues	678,492	n/a	881,326	n/a	29.9	n/a
Operating Profit	315,372	n/a	417,566	n/a	32.4	n/a
EBITDA	411,329	n/a	526,635	n/a	28.0	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,790,689	n/a	4,527,080	n/a	19.4	n/a
Non-Aeronautical Revenues	2,242,504	n/a	2,355,422	n/a	5.0	n/a
Construction Services Revenues	305,658	n/a	600,791	n/a	96.6	n/a
Total Revenues	6,338,851	n/a	7,483,293	n/a	18.1	n/a
Operating Profit	3,678,534	n/a	4,097,174	n/a	11.4	n/a
EBITDA	4,198,452	n/a	4,700,373	n/a	12.0	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 3Q2024.
[6] Reflects the results of operation of Airplan, Colombia, for 3Q2024.

ASUR 3Q24 Page 21 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of September 30, 2024 and December 31, 2023
Thousands of mexican pesos

Item	September 2024	December 2023	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	18,483,601	13,872,897	4,610,704	33.2
Cash and Cash Equivalents Restricted	1,919,764	1,615,400	304,364	18.8
Accounts Receivable, net	2,220,469	2,317,818	(97,349)	(4.2)
Document Receivable	100,696	100,696	-	-
Recoverable Taxes and Other Current Assets	1,043,403	826,386	217,017	26.3
Total Current Assets	23,767,933	18,733,197	5,034,736	26.9

Non Current Assets
Investment in Financial Instrument	1,475,849	1,818,949	(343,100)	(18.9)
Machinery, Furniture and Equipment, net	229,621	184,016	45,605	24.8
Intangible Assets, Airport Concessions and Goodwill-Net	52,666,131	49,310,063	3,356,068	6.8
investment in Joint Venture	290,712	296,199	(5,487)	(1.9)
Total Assets	78,430,246	70,342,424	8,087,822	11.5

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	281,342	306,548	(25,206)	(8.2)
Bank Loans and Short Term Debt	969,613	1,233,639	(264,026)	(21.4)
Accrued Expenses and Others Payables	3,862,788	3,287,040	575,748	17.5
Total Current Liabilities	5,113,743	4,827,227	286,516	5.9

Long Term Liabilities
Bank Loans	2,154,844	2,586,932	(432,088)	(16.7)
Long Term Debt	9,505,952	8,404,199	1,101,753	13.1
Deferred Income Taxes	3,721,873	2,897,858	824,015	28.4
Employee Benefits	37,792	35,010	2,782	7.9
Total Long Term Liabilities	15,420,461	13,923,999	1,496,462	10.7

Total Liabilities	20,534,204	18,751,226	1,782,978	9.5

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,542,227	2,542,227	-	-
Mayority Net Income for the Period	10,136,848	10,203,713	(66,865)	(0.7)
Cumulative Effect of Conversion of Foreign Currency	(130,962)	(1,619,693)	1,488,731	(92)
Retained Earnings	29,977,738	26,051,825	3,925,913	15.1
Non- Controlling interests	7,602,915	6,645,850	957,065	14.4
Total Stockholders' Equity	57,896,042	51,591,198	6,304,844	12.2

Total Liabilities and Stockholders' Equity	78,430,246	70,342,424	8,087,822	11.5
Exchange Rate per Dollar Ps. 19.644

ASUR 3Q24 Page 22 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to September 30, 2024 and 2023
Thousands of mexican pesos

Item	9M	9M	%	3Q	3Q	%
	2023	2024	Chg	2023	2024	Chg
Revenues
Aeronautical Services	11,379,083	13,784,659	21.1	3,790,689	4,527,080	19.4
Non-Aeronautical Services	6,979,094	7,370,287	5.6	2,242,504	2,355,422	5.0
Construction Services	586,526	1,157,264	97.3	305,658	600,791	96.6
Total Revenues	18,944,703	22,312,210	17.8	6,338,851	7,483,293	18.1

Operating Expenses
Cost of Services	3,327,029	3,982,269	19.7	1,206,374	1,387,421	15.0
Cost of Construction	586,526	1,157,264	97.3	305,658	600,791	96.6
General and Administrative Expenses	237,213	224,879	(5.2)	83,647	65,107	(22.2)
Technical Assistance	537,168	299,573	(44.2)	172,423	92,979	(46.1)
Concession Fee	1,115,492	1,916,714	71.8	372,299	638,298	71.4
Depreciation and Amortization	1,545,013	1,712,190	10.8	519,916	601,523	15.7
Total Operating Expenses	7,348,441	9,292,889	26.5	2,660,317	3,386,119	27.3

Other Revenues

Operating Income	11,596,262	13,019,321	12.3	3,678,534	4,097,174	11.4

Comprehensive Financing Cost	(714,805)	2,072,369	(389.9)	143,027	906,473	533.8

Income from investment results Accounted by the Equity Method	(6,275)	(5,492)	(12.5)	(6,275)	(986)	(84.3)

Income Before Income Taxes	10,875,182	15,086,198	38.7	3,815,286	5,002,661	31.1

Provision for Income Tax	2,675,802	4,047,573	51.3	969,514	1,368,257	41.1
Deferred Income Taxes	140,579	597,904	325.3	38,629	159,850	313.8

Net Income for the Year	8,058,801	10,440,721	29.6	2,807,143	3,474,554	23.8

Majority Net Income	7,666,605	10,136,848	32.2	2,709,532	3,381,190	24.8
Non-Controlling Interests	392,196	303,873	(22.5)	97,611	93,364	(4.4)

Earning per Share	25.5554	33.7895	32.2	9.0318	11.2706	24.8
Earning per American Depositary Share (in U.S. Dollars)	13.0092	17.2009	32.2	4.5977	5.7374	24.8
Exchange Rate per Dollar Ps. 19.644

ASUR 3Q24 Page 23 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the periods from January 1, to September 30, 2024 and 2023
Thousands of mexican pesos

Item	9M	9M	%	3Q	3Q	%
	2023	2024	Chg	2023	2024	Chg
Operating Activities
Income Before Income Taxes	10,875,182	15,086,198	38.7	3,815,286	5,002,661	31.1

Depreciation and Amortization	1,545,013	1,712,190	10.8	519,916	601,523	15.7
Income from Results of Joint Venture Accounted by the Equity Method	6,275	5,492	(12.5)	6,275	986	(84.3)
Interest Income	(856,499)	(1,264,930)	47.7	(294,769)	(483,133)	63.9
Interest Payables	866,115	591,859	(31.7)	278,445	230,360	(17.3)
Foreign Exchange Gain (loss), Net Unearned	708,251	(1,352,580)	(291.0)	(95,257)	(723,616)	659.6
Sub-Total	13,144,337	14,778,229	12.4	4,229,896	4,628,781	9.4
Trade Receivables	787,060	258,865	(67.1)	146,082	310,811	112.8
Recoverable Taxes and other Current Assets	37,023	(465,427)	(1,357.1)	84,645	(56,143)	(166.3)
Income Tax Paid	(2,894,823)	(3,643,457)	25.9	(791,616)	(1,092,722)	38.0
Trade Accounts Payable	(524,177)	178,103	(134.0)	(18,169)	4,569	(125.1)

Net Cash Flow Provided by Operating Activities	10,549,420	11,106,313	5.3	3,650,838	3,795,296	4.0

Investing Activities
Investment in Financial Instrument		343,100	n/a		(174,713)	n/a
Loans Granted to Third Parties	47,922		n/a
Recovery investment joint venture ADG Airport	6,802		n/a
Income from Investment Results Accounted by the Equity Method	(305,885)		n/a
Restricted Cash	(212,036)	(57,657)	(72.8)	(62,498)	(48,669)	(22.1)
Investments in Machinery, Furniture and Equipment, net	(663,277)	(1,861,764)	180.7	(367,356)	(1,042,400)	183.8
Interest Income	742,428	1,163,831	56.8	247,312	443,488	79.3

Net Cash Flow used by Investing Activities	(384,046)	(412,490)	7.4	(182,542)	(822,294)	350.5

Excess Cash to Use in Financing Activities	10,165,374	10,693,823	5.2	3,468,296	2,973,002	(14.3)

Bank Loans
Bank Loans Paid	(1,425,000)	(538,712)	(62.2)	(712,500)	-	n/a
Long Term Debt Paid	(201,245)	(224,914)	11.8	(101,459)	(126,988)	25.2
Interest Paid	(942,166)	(844,776)	(10.3)	(392,970)	(385,257)	(2.0)
Dividends Paid	(2,979,000)	(6,277,800)	110.7

Net Cash Flow used by Financing Activities	(5,547,411)	(7,886,202)	42.2	(1,206,929)	(512,245)	(57.6)

Net Increase in Cash and Cash Equivalents	4,617,963	2,807,621	(39.2)	2,261,367	2,460,757	8.8

Cash and Cash Equivalents at Beginning of Period	13,174,991	13,872,897	5.3	14,474,035	14,996,995	3.6

Exchange Gain on Cash and Cash Equivalents	(875,763)	1,803,083	(305.9)	181,789	1,025,849	464.3

Cash and Cash Equivalents at the End of Period	16,917,191	18,483,601	9.3	16,917,191	18,483,601	9.3

ASUR 3Q24 Page 24 of 24